

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

> **Re: Ostin Technology Group Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed on May 7, 2024**
> **File No. 333-279177**

Dear Tao Ling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William S. Rosenstadt, Esq.